Exhibit 12.1

Penn Virginia GP Holdings, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

											Three
											Months Ended
											March 31
	2005		2006		2007		2008		2009		2010
Earnings
Pre-tax income *	$22,038		$33,030		$28,098		$101,701		$60,148		$14,126
Fixed charges	14,351		19,783		19,766		26,850		27,368		6,548
Total earnings	$36,389		$52,813		$47,864		$128,551		$87,516		$20,674

Fixed Charges
Interest expense	$14,053		$19,151		$18,896		$25,346		$24,878		$5,836
Rental interest factor	298		632		870		1,504		2,490		712
Total fixed charges	$14,351		$19,783		$19,766		$26,850		$27,368		$6,548

Ratio of earnings to fixed charges	2.5	x	2.7	x	2.4	x	4.8	x	3.2	x	3.2	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.